1875 K Street, N.W.
Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000

December 4, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,255

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,255 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A.

The Amendment relates to the following fund (the “Fund”), a series of the Trust:

S0000 47644	iShares MSCI ACWI Low Carbon Target ETF

The previous filings relating to the Fund are:

PEA No.	Date Filed	Form Type	Automatic Effective Date
1,225	October 3, 2014	485APOS	75 days after filing

The Amendment is being filed pursuant to Rule 485(a) under the 1933 Act.

By separate letter, the Trust is responding to comments given by the staff of the SEC in connection with its review of the Registration Statement. Also by separate letter, the Trust is requesting acceleration of the effective date to December 5, 2014.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin Benjamin J. Haskin

cc:	Ed Baer, Esq.

Kyle Wirth, Esq.

Katherine Drury

Michael Gung